SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

☒     Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐     Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended _____________                 Commission File Number _____________

Cardero Resource Corp.

(Exact name of registrant as specified in its charter)

British Columbia (Province or Other Jurisdiction of Incorporation or Organization)	1041 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

1901 – 1177 West Hastings Street

Vancouver, British Columbia, V6E 2K3
(604) 408-7488
(Address and telephone number of registrant’s principal executive offices)

DL Services, Inc.

U.S. Bank Centre, 1420 5th Avenue, Suite 3400

Seattle, WA  98101-4010

(206) 903-8800

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to: Randal R. Jones, Esq. Gil I. Cornblum, Esq. Christopher L. Doerksen, Esq. Dorsey & Whitney LLP U.S. Bank Centre, 1420 5th Avenue, Suite 3400 Seattle, WA 98101-4010 (206) 903-8800

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	None

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

☒     Annual Information Form                                                 ☐     Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.  N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

☐     Yes                       ☒     No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☐     Yes                       ☒     No

EXPLANATORY NOTE

This Registration Statement on Form 40-F is being filed in two parts due to technical constraints.  Only Exhibits 99.1 through 99.21 of the Exhibits listed on the Exhibit Index are being filed herewith.  An Amendment will be filed immediately following the filing of this Registration Statement with the remainder of the Exhibits.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement contain certain forward-looking statements and information relating to the Registrant that are based on the beliefs of its management as well as assumptions made by and information available to the Registrant on the dates set forth in such Exhibits.  When used in the Exhibits incorporated by reference in this Registration Statement, the words “anticipate”, “believe”, “estimate” and “expect” and similar expressions, as they relate to the Registrant or its management, are intended to identify forward-looking statements.  The Exhibits incorporated by reference in this Registration Statement contains forward-looking statements relating to the business and affairs of the Registrant.   Such statements reflect the views of the Registrant with respect to future events and are subject to certain risks, uncertainties and assumptions on the dates set forth in such Exhibits.  Many factors could cause the actual results, performance or achievements of the Registrant to be materially different From any future results, performance or achievements that may be expressed or implied by such forward-looking statements.  Important factors are identified under the heading “Risk Factors” in the Annual Information Form of the Registrant for the year ended October 31, 2004 filed as Exhibit 99.1 to this Registration Statement.  Other factors include, among other, both referenced and not referenced in the Exhibits incorporated by reference in this Registration Statement, changes in general economic conditions and changes in business strategy.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the Exhibits incorporated by reference into this Registration Statement as anticipated, believed, estimated or expected, and the Registrant does not intend, and does not assume any obligation, to update these forward-looking statements.  In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby files or incorporates by reference Exhibit 99.1 through Exhibit 99.3, inclusive, and Exhibit 99.6 through Exhibit 99.61, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.4, the Annual Audited Consolidated Financial Statements of the Registrant for the years ended October 31, 2003 and October 31, 2002, including a reconciliation of the financial statements to U.S. Generally Accepted Accounting Practices as required by Item 18 of Form 20-F and Exhibit 99.5, the supplement to the Company’s managements’ discussion and analysis for the years ended October 31, 2003 and October 31, 2002, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 99.62 through 99.67, inclusive, as set forth in the Exhibit Index attached hereto.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written Irrevocable Consent and Power of Attorney on Form F-X.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referring the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized

Date: November 3, 2004	CARDERO RESOURCE CORP. By: /s/ Hendrik van Alphen_ Hendrik van Alphen Title: President and Chief Executive Officer

EXHIBIT INDEX

    The following exhibits have been filed as part of the Registration Statement:

Exhibit	Description
Annual Information
99.1	Annual Information Form of the Registrant dated December 3, 2003
99.2	Audited Financial Statements and notes thereto for the year ended October 31, 2003
99.3	Management's Discussion for the year ended October 31, 2003
99.4	U.S. GAAP reconciliation which includes audited comparative financial statements of the Registrant and notes thereto for the years ended October 31, 2003 and October 31, 2002, together with the report of the auditors thereon
99.5	United States GAAP Supplement to Managemt's Discussion and Analysis for the years ended October 31, 2003 and 2002
Quarterly Information
99.6	Quarterly Report of the Registrant for the nine months ended July 31, 2004
99.7	Management's Discussion and Analysis for the nine months ended July 31, 2004
99.8	Quarterly Report of the Registrant for the six months ended April 30, 2004
99.9	Management's Discussion and Analysis for the six months ended April 30, 2004
99.10	Quarterly Report of the Registrant for the three months ended January 31, 2004
99.11	Management's Discussion and Analysis for the three months ended Janurary 31, 2004
Shareholder Meeting Materials
99.12	Notice of Meeting and Information Circular of the Registrant dated March 15, 2004 issued in connection with the April 14, 2004 Annual and Special General Meeting of Shareholders
99.13	Information Circular of the Registrant dated March 15, 2004 issued in connection with the April 14, 2004 Annual and Special General Meeting of Shareholders
99.14	Form of Proxy for use in connection with the April 14, 2004 Annual and Special General Meeting of Shareholders
Technical Reports
99.15	Geological Report on the La Zorra Property, dated march 29, 2004
99.16	Report on the Chingolo, dated November 10, 2003
99.17	Report on the Providencia Property, dated October 31, 2003
99.18	Report on the Franco Project, dated October 31, 2003
99.19	Geological Report on the San Fernando Property, dated May 5, 2003
99.20	Geological Report on the Santa Marta, Santa Josefina and San Miguel Properties, dated April 30, 2003
99.21	Report on the La Encantada Property, dated April 25, 2003
99.22	Trenching Report on the Ludivina Property, dated April 12, 2003
99.23	Geological Report on the Ludivina Property, dated December 11, 2002
Press Releases and material Change Reports
99.24	Press Release of the Registrant dated October 12, 2004
99.25	Material Change Report of the Registrant dated October 11, 2004
99.26	Press Release of the Registrant dated October 6, 2004
99.27	Material Change Report of the Registrant dated August 20, 2004
99.28	Press Release of the Registrant dated August 17, 2004
99.29	Press Release of the Registrant dated August 3, 2004
99.30	Press Release of the Registrant dated June 24, 2004
99.31	Material Change Report of the Registrant dated June 16, 2004
99.32	Material Change Report of the Registrant dated June 15, 2004
99.33	Press Release of the Registrant dated June 15, 2004
99.34	Press Release of the Registrant dated June 11, 2004
99.35	Material Change Report of the Registrant dated June 9, 2004
99.36	Material Change Report of the Registrant dated June 3, 2004
99.37	Press Release of the Registrant dated June 2, 2004
99.38	Press Release of the Registrant dated May 25, 2004
99.39	Press Release of the Registrant dated May 20, 2004
99.40	Press Release of the Registrant dated May 19, 2004
99.41	Material Change Report of the Registrant dated April 20, 2004
99.42	Press Release of the Registrant dated April 16, 2004
99.43	Press Release of the Registrant dated March 31, 2004
99.44	Material Change Report of the Registrant dated March 22, 2004
99.45	Press Release of the Registrant dated March 18, 2004
99.46	Material Change Report of the Registrant dated March 3, 2004
99.47	Press Release of the Registrant dated March 3, 2004
99.48	Press Release of the Registrant dated February 10, 2004
99.49	Material Change Report of the Registrant dated February 4, 2004
99.50	Material Change Report of the Registrant dated February 2, 2004
99.51	Press Release of the Registrant dated February 3, 2004
99.52	Material Change Report of the Registrant dated January 28, 2004
99.53	Press Release of the Registrant dated January 27, 2004
99.54	Press Release of the Registrant dated January 22, 2004
99.55	Press Release of the Registrant dated January 8, 2004
99.56	Material Change Report of the Registrant dated December 29, 2003
99.57	Press Release of the Registrant dated December 18, 2003
99.58	Material Change Report of the Registrant dated December 11, 2003
99.59	Press Release of the Registrant dated December 11, 2003
99.60	Material Change Report of the Registrant dated December 9, 2003
99.61	Press Release of the Registrant dated November 12, 2003
Consents
99.62	Consent of Smythe Ratcliffe, Chartered Accountants
99.63	Consent of Gary D. Belik
99.64	Consent of James M. Dawson
99.65	Consent of Angus H. Innes
99.66	Consent of Megan O'Donnell
99.67	Consent of Jan Helsen